UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 6, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Unilever PLC

File No. 5-55367 - CF#31984

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The Leverhulme Trust and The Leverhulme Trade Charities Trust submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits 99.2 and 99.3 to a Schedule 13D filed on January 12, 2015.

Based on representations by The Leverhulme Trust and The Leverhulme Trade Charities Trust that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.2	through January 12, 2025
Exhibit 99.3	through January 12, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary